The Random Tea Room

Balance Sheet

As of December 31, 2024

	TOTAL		
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts	**$5,614.24**	**$5,529.53**	**$84.71**
Other Current Assets			
Clover Clearing	9,052.08	327.02	8,725.06
Undeposited Funds	296.00	-193.35	489.35
Total Other Current Assets	**$9,348.08**	**$133.67**	**$9,214.41**
Total Current Assets	**$14,962.32**	**$5,663.20**	**$9,299.12**
TOTAL ASSETS	**$14,962.32**	**$5,663.20**	**$9,299.12**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards	**$0.00**	**$3,833.71**	**$ -3,833.71**
Other Current Liabilities			
Honeycomb Loan	27,216.54		27,216.54
Loan from Andrew	12,500.00	7,500.00	5,000.00
Sales Tax Payable	143.72	1,072.38	-928.66
Tips Payable	475.07	583.83	-108.76
Clover Tips	2.25		2.25
Total Tips Payable	**477.32**	**583.83**	**-106.51**
Total Other Current Liabilities	**$40,337.58**	**$9,156.21**	**$31,181.37**
Total Current Liabilities	**$40,337.58**	**$12,989.92**	**$27,347.66**
Total Liabilities	**$40,337.58**	**$12,989.92**	**$27,347.66**
Equity			
Member's Draw	-15,633.21	-19,777.43	4,144.22
Retained Earnings	-7,326.72	11,546.67	-18,873.39
Net Income	-2,415.33	904.04	-3,319.37
Total Equity	**$ -25,375.26**	**$ -7,326.72**	**$ -18,048.54**
TOTAL LIABILITIES AND EQUITY	**$14,962.32**	**$5,663.20**	**$9,299.12**